VIA EDGAR

November 16, 2018

Mr. Frank Wyman

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Merus N.V.
Form 20-F for the Fiscal Year Ended December 31, 2017
Filed April 30, 2018
Form 6-K for the Six-Month Period Ended June 30, 2018
Filed August 10, 2018
File No. 001-37773

Dear Mr. Wyman:

We are transmitting this letter to acknowledge receipt of comments by Merus N.V., a Dutch public company with limited liability (the “Company”), from the staff of the Securities and Exchange Commission by letter dated November 1, 2018 with respect to the Company’s Annual Report on Form 20-F filed on April 30, 2018 and the Company’s Report on Form 6-K filed on August 10, 2018 (the “Comments”), and to hereby request an extension of the period of time in which the Company has to respond to the Comments. The Company expects to respond to the Comments on or before December 3, 2018 and requests an extension to such date.

Please do not hesitate to contact me at 508-308-3316 with any questions or comments you may have regarding this request.

Sincerely,

/s/ John J. Crowley

John J. Crowley

Chief Financial Officer

cc:	Ton Logtenberg, Chief Executive Officer, Merus N.V.
Peter B. Silverman, General Counsel, Merus N.V.
Peter N. Handrinos, Latham & Watkins LLP